Contact:
Rob Salmon
Chief Financial Officer
(780) 989-6708
rsalmon@altarex.com

ALTAREX ANNOUNCES REORGANIZATION AND CAPITAL INJECTION

Edmonton, AB, December 3, 2003 – AltaRex Corp. (TSE: AXO, OTC: ALXFF.PK), ("AltaRex" or the "Company"), announced today that it has entered into a letter agreement with Nova Bancorp Investments Ltd. ("Nova Bancorp") to recapitalize and reorganize the Company’s business.  Pursuant to the Agreement, AltaRex's existing assets and liabilities will be transferred to a subsidiary company ("Newco").  All of the shares of Newco will then be conveyed to AltaRex's existing shareholders (on a one-for-one basis) and each existing AltaRex common shares will be exchanged for a new class of common shares on a up to 20 for 1 basis pursuant to a statutory plan of arrangement (the "Arrangement").  As part of the transaction, Newco intends to seek a public listing.  Existing shareholders of AltaRex will thereby receive shares in the new entity that will own all of the existing assets of AltaRex.  The Company intends to transform itself into an oil and gas exploration and production company with the assistance of Nova Bancorp. As part of this transaction, it is anticipated that the Company will continue its public listing.

Pursuant to the letter agreement, Nova Bancorp will provide a total of $6.15 million to recapitalize Newco and AltaRex.  Upon the satisfaction of a variety of conditions precedent, some of which are described below, it is intended that Nova Bancorp will subscribe for approximately $1.6745 million of common shares of the Company and will purchase approximately $4.475 million of 10% convertible demand notes.

It is proposed that $5.09 million of the total capital investment will be transferred to Newco with the balance remaining with AltaRex.  Nova Bancorp's subscription is subject to completion of customary documentation required to consummate the plan of arrangement, including entering into an arrangement agreement with AltaRex containing customary representations and warranties for transactions of this nature.  The proposed transaction is subject to all necessary security holder and regulatory approvals and approval of the Court of Queen's Bench of Alberta. Subject to these conditions, the board of directors of the Company believes that the proposed transaction is in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the transaction.

As part of the Arrangement, it is expected that each AltaRex Shareholders will exchange each of their existing AltaRex common shares for a Newco Share (on a 1 for 1 basis) as well as receive a new class of AltaRex common shares, on a up to 20 for 1 basis.  Accordingly, upon closing Newco will substantially maintain the capital structure which AltaRex currently has, being approximately 51.9 million common shares (on a non-diluted basis) while the continuing Company, post Arrangement will, assuming a 20-for-1 share consolidation, have approximately 4,719,847 common shares outstanding of which 2,594,847 (approximately 55%) will be owned by the existing shareholders of AltaRex).

Dr. Antoine Noujaim, President and Chief Executive Officer of the Company, commented "This is an attractive and timely opportunity for AltaRex and its shareholders.  The proposed transaction provides for a substantial capital injection into Newco on a non-dilutive basis, which will continue with AltaRex's assets and opportunities as well as provides existing AltaRex shareholders with the opportunity to participate in an oil and gas company during a time when commodity prices are high and the industry, as a whole, is thriving."

Richard M. Wlodarczak, President of Nova Bancorp Investments Ltd. stated "This is an exciting opportunity for the Company as well as AltaRex's existing shareholders.  We will assist in recruiting an experienced board and committed management to ensure that the Company can take advantage of growth opportunities in the oil and gas business."

The Company intends to enter into an arrangement agreement on or before December 19, 2003 and is intending to hold a special meeting of securityholders to approve the arrangement on or before February 2, 2004.

If AltaRex enters into an agreement for a superior alternate proposal that Nova Bancorp does not match, then AltaRex is required to pay to Nova Bancorp a $500,000 break fee.  Following the execution of the definitive agreement, a fee of $250,000 plus all third party costs is payable by the offending party if it breaches certain agreed upon material covenants, agreements, representations and warranties within its control which makes it impossible or unlikely that any of the material conditions precedent for the completion of the Arrangement to be set forth in the Arrangement Agreement being satisfied.  In addition, if such condition precedents are satisfied and Nova Bancorp fails to complete the subscription for shares and notes, it is also required to pay AltaRex a break fee of $250,000.

AltaRex has been advised by StoneBridge Merchant Capital Corp. on its restructuring efforts.

AltaRex is focused on the research, development and commercialization of foreign antibodies that modulate the immune system for the treatment of certain cancers and other diseases where there exists an unmet medical need. Additional information about AltaRex research and development, clinical trials, news and events can be found on the Company website www.altarex.com.

This news release contains certain information that may constitute forward-looking statements under applicable securities laws.  The reader is cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time of preparation, may prove to be incorrect.  Actual results achieved may vary from the results anticipated or implied herein and variations may be material.  There is no representation by the Company that actual results achieved will be the same in whole or in part as those implied in any forward looking statements.

AltaRex Corp.
1123 Dentistry/Pharmacy Bldg., University of Alberta
Edmonton, Alberta, Canada T6G 2N8
Tel. 780-944-9993   Fax.  780-436-0068

NEITHER THE TSX NOR THE TSX VENTURE EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THEINFORMATION CONTAINED HEREIN